SUPPLEMENT DATED JULY 15, 2005 TO THE
                                      ANNUITY CONTRACT PROSPECTUSES LISTED BELOW

The following information supplements, and to the extent inconsistent therewith, replaces the information in the prospectus. Please retain this supplement for future reference.

On July 1, 2005, Citigroup Inc. completed the sale of its life and annuity businesses to MetLife, Inc. The sale included The Travelers Insurance Company ("TIC") and The Travelers Life and Annuity Company ("TLAC"), the insurance companies that issue the annuity contract described in your prospectus. Also as part of the transaction, TIC distributed its ownership of Primerica Life Insurance Company and certain other assets, including shares of Citigroup preferred stock, to Citigroup Inc.

As a result of the transaction, please note the following:

TIC and TLAC are now wholly-owned subsidiaries of MetLife, Inc., a publicly traded company. MetLife, Inc., through its subsidiaries and affiliates, is a leading provider of insurance and other financial services to individual and institutional customers.

TIC and TLAC are no longer affiliates of Citigroup, Inc., Citicorp Investment Services, Inc. ("CIS"), Citigroup Global Markets, Inc. ("Smith Barney"), or PFS Investments, Inc. ("Primerica"). All references in the prospectus to these entities being affiliates of TIC or TLAC are deleted.

MetLife, Inc. and Citigroup Inc. have entered into a Distribution Agreement under which TIC and TLAC have the right to continue to provide life and annuity products to any distributor affiliated with Citigroup, Inc. on a non-exclusive basis for ten years following the transaction. This right may be on an exclusive basis for the first five years, if TIC and TLAC had exclusive rights to provide products to that distributor prior to the transaction. The Distribution Agreement also provides for additional rights and opportunities to distribute other life and annuity products through the Citigroup distribution network.

The transaction does not affect the terms or conditions of your annuity contract, and TIC or TLAC remain fully responsible for their respective contractual obligations to annuity contract owners.

TIC and TLAC have filed a report on Form 8-K with additional information about the transaction. The filing can be found at the SEC's Internet website at http://www.sec.gov.

SUPPLEMENT TO THE FOLLOWING ANNUITY CONTRACT PROSPECTUSES DATED MAY 2, 2005:
REGISTERED FIXED ACCOUNT OPTION
TRAVELERS TARGET MATURITY
THE TRAVELERS INSURANCE COMPANY FIXED ACCOUNT

L-24523                                                               July, 2005